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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                        National Equities Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  635 852 205
                                 (CUSIP Number)

                                 Tour 18, Inc.
                               3102 FM 1960 East
                              Humble, Texas 77338
                                 (281) 540-1818


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 3, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.
     See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
                        Act (however, see the Notes).
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                                  SCHEDULE 13D

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  CUSIP NO. 635 852 205                                                                      PAGE 2 OF 6 PAGES
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
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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Tour 18, Inc.
------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                             (a)  [ ]
                                                                        N/A                                  (b)  [ ]
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      3       SEC USE ONLY
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      4       SOURCE OF FUNDS *
                                      WC
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
                                                                                                   N/A
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                               Texas corporation
------------------------------------------------------------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
  NUMBER OF                           1,600,000
  SHARES          ------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY
  OWNED BY EACH        8      SHARED VOTING POWER
  REPORTING                                    0
  PERSON WITH     ------------------------------------------------------------------------------------------------------------------

                       9      SOLE DISPOSITIVE POWER
                                      1,600,000
                  ------------------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                               0
------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                  1,600,000
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      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                           [ ]
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      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          5.14%
------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON *
              CO
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
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                                                                     Page 3 of 6

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement is filed with respect to shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of National Equities Holdings, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 616 FM 1960 W., Suite 200, Houston, Texas 77090.

ITEM 2.  IDENTITY AND BACKGROUND.

         Tour 18, Inc. ("Tour 18") is a Texas corporation whose business
address is 3102 FM 1960 East, Humble, Texas, 77338.   Tour 18's principal
business is the development and management of golf courses and related real estate development activities. Tour 18 has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

         Dennis J. Wilkerson, James H. Wilkerson and James L. Baker serve as directors of Tour 18, and Dennis J. Wilkerson serves as President, James L. Baker serves as Vice President and Treasurer, and Tami Barnett serves as Secretary of Tour 18 (collectively, the "Officers and Directors"). The following information is provided for the Officers and Directors:

         1.      (a)      Dennis J. Wilkerson - Director and President

                 (b)      3102 FM 1960 East, Humble, Texas 77338

                 (c) Director and President of Tour 18, a golf course development and management and real estate development company whose address is 3102 FM 1960 East, Humble, Texas 77338

                 (d)      No

                 (e)      No

                 (f)      United States

         2.      (a)      James H. Wilkerson - Director

                 (b)      3102 FM 1960 East, Humble, Texas 77338

                 (c) Director of Tour 18, a golf course development and management and real estate development company whose address is 3102 FM 1960 East, Humble, Texas 77338
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                                                                     Page 4 of 6

                 (d)      No

                 (e)      No

                 (f)      United States

         3.      (a)      James L. Baker - Vice President and Treasurer,
                          Director

                 (b)      3102 FM 1960 East, Humble, Texas 77338

                 (c) Vice president, Treasurer and Director of Tour 18, a golf course development and management and real estate development company, whose address is 3102 FM 1960 East, Humble, Texas 77338

                 (d)      No

                 (e)      No

                 (f)      United States

         4.      (a)      Tami Barnett - Secretary

                 (b)      3102 FM 1960 East, Humble, Texas 77338

                 (c) Secretary of Tour 18, a golf course development and management and real estate development company, whose address is 3102 FM 1960 East, Humble, Texas 77338

                 (d)      No

                 (e)      No

                 (f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Tour 18 used existing working capital as the source of funding the $250,000 cash purchase price for the Shares.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Tour 18 acquired the Shares with a view to holding a substantial ownership interest in the Issuer. Although Tour 18 does not have any specific plans or proposals regarding the Issuer in its capacity as a shareholder, Tour
18 will continue to evaluate all alternatives with respect to the Shares.
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                                                                     Page 5 of 6

         Except as stated above, Tour 18 does not have any plans or proposals of the type referred to in clause (a) through (j) of Item 4 of Schedule 13D, although it reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Tour 18 is the beneficial owner of 1,600,000 shares of the Common Stock which represent 5.14% of the Issuer's Common Stock. The shares are issued in the name of Dennis J. Wilkerson, Trustee. Mr. Wilkerson, who is President and a director of Tour 18, holds the shares for the benefit of Tour 18.

         (b) Tour 18 has sole voting and dispositive power for the Shares. The Officers and Directors do not beneficially own the Shares other than in their capacities as officers and directors of Tour 18. The shares are issued in the name of Dennis J. Wilkerson, Trustee. Mr. Wilkerson, who is President and a director of Tour 18, holds the shares for the benefit of Tour 18.

         (c)     None

         (d)     None

         (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 12, 1997, Tour 18 entered into an Agreement with the Issuer whereby it acquired the Shares for a cash purchase price of $250,000. The Issuer has the option to reacquire the Shares for one year at 50% of the closing price of the Shares, for any day, but not less than $2.50 per share. As further consideration for the payment of $250,000, Tour 18 received a 5% equity interest in RST LP, a Texas limited partnership engaged in oil field equipment business ("RST"). On the 180th day after the execution of the Agreement, Tour 18 must make an election to either (i) receive $250,000 and to keep the 5% interest in RST subject to a limitation that Tour 18 can only receive a maximum of $5 million as owner of the 5% interest in RST, or (ii) keep the 5% interest in RST and forego the refund of the $250,000 with no limitation imposed on the amounts payable to Tour 18 as owner of the 5% interest in RST.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Agreement with the Issuer dated September 12, 1997.
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 1997

                                 TOUR 18, INC.


                                 By:      /s/ James L. Baker
                                     -------------------------------------------
                                          Baker, Vice President
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                                 EXHIBIT INDEX

    EXHIBIT
      NO.                        DESCRIPTION
-------------------------------------------------------------------------------
      A            Agreement with the Issuer dated September 12, 1997.